                                                Filed Pursuant to Rule 424(b)(5)
                                          Registration Statement No.: 333-121067

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying prospectus supplements and prospectus are not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

                    SUBJECT TO COMPLETION, DATED MAY 26, 2006

PRELIMINARY PRICING SUPPLEMENT No. 19
to Prospectus Supplement dated May 18, 2005
to Prospectus Supplement dated May 18, 2005
and Prospectus dated May 18, 2005

                                   $10,000,000
                          LEHMAN BROTHERS HOLDINGS INC.
                           MEDIUM-TERM NOTES, SERIES H
                         2.070% Notes Due June 15, 2009
                Performance Linked to the Class A Common Stock of
                   EchoStar Communications Corporation (DISH)

Because these notes are part of a series of Lehman Brothers Holdings' debt securities called Medium-Term Notes, Series H, this preliminary pricing supplement and the accompanying prospectus supplement, dated May 18, 2005 (the
"synthetic convertible prospectus supplement") should also be read with the accompanying prospectus supplement, dated May 18, 2005 (the "MTN prospectus supplement") and the accompanying prospectus dated May 18, 2005 (the "base prospectus"). Terms used here have the meanings given them in the synthetic convertible prospectus supplement, the MTN prospectus supplement or the base prospectus, unless the context requires otherwise.

o  REFERENCE EQUITY: The Class A common stock of EchoStar Communications
   Corporation ("DISH"). EchoStar Communications Corporation is not involved in this offering and has no obligation with respect to the notes.

o  STATED MATURITY DATE: June 15, 2009, subject to postponement if the valuation date is postponed.

o  INTEREST RATE: 2.070% per annum.

o  INTEREST PAYMENT DATES: June and December of each year, beginning on December
   15, 2006.

o  INTEREST PAYMENT RECORD DATES: 15 calendar days prior to each interest payment date.

o  PRINCIPAL AMOUNT: $1,000 per note, and in the aggregate, $10,000,000

o  THRESHOLD VALUE: 130% of the average execution price per share of common stock that an affiliate of Lehman Brothers Holdings will pay to hedge Lehman
   Brothers Holdings' obligations under the notes.

o  REDEMPTION: The notes are not subject to redemption by Lehman Brothers
   Holdings.

o  OPTIONAL REPURCHASE NOTICE PERIOD: Eight business days.

o  DETERMINATION PERIOD: Three business days.

o  MULTIPLIER: The initial multiplier for the shares of common stock of EchoStar
   Communications Corporation is 1.0. The multiplier is subject to adjustment under various circumstances, as described under the caption "Description of the Notes--Adjustments to multipliers and to securities included in the calculation of the settlement value" on page SS-16 of the synthetic convertible prospectus supplement, including if EchoStar Communications
   Corporation pays a cash dividend on its shares of Class A common stock. The effective adjustment date for adjusting the multiplier will be the first business day immediately following the 26th day of each February, May, August or November and the valuation date, as applicable.

o  STOCK SETTLEMENT: Yes, upon exercise by the holder of the repurchase option and at the option of Lehman Brothers Holdings at maturity, all as described under the caption "Description of the Notes--Stock settlement" on page SS-21 of the synthetic convertible prospectus supplement. Lehman Brothers Holdings will provide the trustee with prior written notice no later than the valuation date if it elects the stock settlement option.

o  LISTING: The notes will not be listed on any exchange.

  Investing in the notes involves risks. Risk Factors begin on page SS-7 of the synthetic convertible prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this preliminary pricing supplement, any accompanying prospectus supplement or any accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                             ----------------------

                                                       Per Note       Total
                                                      ----------  --------------
Public offering price.............................      100.00%    $10,000,000
Underwriting discount.............................        0.25%        $25,000
Proceeds to Lehman Brothers Holdings..............       99.75%     $9,975,000

                             ----------------------

Lehman Brothers Holdings has granted the underwriter an option to purchase, within 13 days of the original issuance, up to an additional $1,500,000 aggregate principal amount of notes on the same terms and conditions set forth above solely to cover over-allotments, if any.

The notes are expected to be ready for delivery in book-entry form only through
The Depository Trust Company on or about June 5, 2006.

                             ----------------------

                                 LEHMAN BROTHERS
May   , 2006

              EXAMPLES OF AMOUNT PAYABLE AT MATURITY OR REPURCHASE

Here are two examples of hypothetical alternative redemption amount calculations. In each of these examples it is assumed (a) that EchoStar
Communications Corporation does not pay any cash dividends on its shares of
Class A common stock during the term of the notes and (b) the threshold value is
$39.2860.

EXAMPLE 1. ASSUMING THE SETTLEMENT VALUE IS $35:

Alternative redemption amount per $1,000 note =

                    $35.00
    $1,000   x    ----------    =   $890.90
                   $39.2860

As a result, on the stated maturity date, you would receive $1,000, plus accrued but unpaid interest, per $1,000 note because $1,000 is greater than $890.90.

In the case of stock settlement on the stated maturity date or upon repurchase in this example, you would receive, if you held a $1,000 note, 28 shares of
Class A common stock of EchoStar Communications Corporation plus $20.00 in cash, plus accrued but unpaid interest at maturity, or 25 shares of Class A common stock of EchoStar Communications Corporation. plus $15.90 in cash, plus accrued but unpaid interest, upon repurchase. To the extent that you hold more than
$1,000 aggregate principal amount of notes, the calculations of cash payments in lieu of fractional shares would be made on an aggregate, rather than on a per
$1,000 note, basis. For example, if you held $10,000,000 aggregate principal amount of notes, you would receive, in total, 285,714 shares of Class A common stock of EchoStar Communications Corporation plus $10.00 in cash, plus accrued but unpaid interest, at maturity, or 254,542 shares of Class A common stock of
EchoStar Communications Corporation plus $30.00 in cash, plus accrued but unpaid interest, upon repurchase.

EXAMPLE 2. ASSUMING THE SETTLEMENT VALUE IS $45:

Alternative redemption amount per $1,000 note =

                    $45.00
    $1,000   x    ----------    =   $1,145.44
                   $39.2860

As a result, on the stated maturity date, you would receive $1,145.44, plus accrued but unpaid interest, per $1,000 note because $1,145.44 is greater than
$1,000.

In the case of stock settlement on the stated maturity date or upon repurchase in this example, you would receive, if you held a $1,000 note, 25 shares of
Class A common stock of EchoStar Communications Corporation plus $20.44 in cash, plus accrued but unpaid interest, at maturity or upon repurchase. To the extent that you hold more than $1,000 aggregate principal amount of notes, the calculations of cash payments in lieu of fractional shares would be made on an aggregate, rather than on a per $1,000 note, basis. For example, if you held
$10,000,000 aggregate principal amount of notes, you would receive, in total,
254,542 shares of Class A common stock of EchoStar Communications Corporation plus $10.00 in cash, plus accrued but unpaid interest, at maturity or upon repurchase.

To the extent the actual settlement value or threshold value differs from the values assumed above or that EchoStar Communications Corporation begins to pay cash dividends on its shares of Class A common stock, the results indicated
above would be different.

                                      PS-2

                                 THE INDEX STOCK

ECHOSTAR COMMUNICATIONS CORPORATION

Lehman Brothers Holdings has obtained the following information regarding
UnitedHealth Group Incorporated from UnitedHealth Group Incorporated's reports filed with the SEC.

EchoStar Communications Corporation, through its DISH Network, is a leading provider of satellite delivered digital television to customers across the
United States. DISH Network services include hundreds of video, audio and data channels, interactive television channels, digital video recording, high definition television, international programming, professional installation and
24-hour customer service.

EchoStar Communications Corporation started offering subscription television services on the DISH Network in March 1996. As of December 31, 2005, the DISH
Network had approximately 12.040 million subscribers. EchoStar Communications
Corporation currently has 14 owned or leased in-orbit satellites which enables it to offer over 2,300 video and audio channels to consumers across the United
States.

The index stock is registered under the Securities Exchange Act of 1934.
Companies with securities registered under that Act are required to file periodically certain financial and other information specified by the SEC.
Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC's website described under "Where You Can Find More Information" on page 58 of the accompanying base prospectus. In addition, information regarding the index stock issuer may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

HISTORICAL INFORMATION ABOUT THE SHARES OF CLASS A COMMON STOCK OF ECHOSTAR
COMMUNICATIONS CORPORATION

The shares of Class A common stock of EchoStar Communications Corporation are quoted on The NASDAQ Stock Market under the symbol "DISH".

The following table presents the high and low closing prices for the shares of
Class A common stock of EchoStar Communications Corporation, as reported on The
NASDAQ Stock Market during each fiscal quarter in 2003, 2004, 2005 and 2006
(through the business day immediately prior to the date of this preliminary pricing supplement), and the closing price at the end of each quarter in 2003,
2004, 2005 and 2006 (through the business day immediately prior to the date of this preliminary pricing supplement).

The historical prices of the index stock are not indications of future performance. Lehman Brothers Holdings cannot assure you that the prices of the index stock will not fall below the threshold value or will increase enough so that the alternative redemption amount will be greater than or equal to $1,000.
The historical prices below have been adjusted to reflect any stock splits or reverse stock splits.

All information in the table that follows was obtained from Bloomberg L.P., without independent verification.

                                      PS-3

                                                HIGH        LOW      PERIOD END
                                                ----        ---      ----------

2003
        First Quarter......................   $ 30.40     $ 23.28     $ 28.88
        Second Quarter.....................     36.28     $ 27.63     $ 34.62
        Third Quarter......................     40.40     $ 34.27     $ 38.31
        Fourth Quarter.....................     40.53     $ 30.44     $ 33.99
2004
        First Quarter......................   $ 39.33     $ 32.40     $ 32.75
        Second Quarter.....................     34.65     $ 29.54     $ 30.75
        Third Quarter......................     31.89     $ 27.26     $ 31.12
        Fourth Quarter.....................     34.27     $ 30.02     $ 33.25
2005
        First Quarter......................   $ 33.12     $ 28.31     $ 29.25
        Second Quarter.....................     30.31     $ 27.93     $ 30.16
        Third Quarter......................     32.11     $ 28.61     $ 29.57
        Fourth Quarter.....................     29.60     $ 24.52     $ 27.18
2003
        First Quarter......................   $ 29.98     $ 27.20     $ 29.87
        Second Quarter....(through 05/25/06   $ 32.25     $ 29.85     $ 30.11

                                      PS-4

HYPOTHETICAL RETURNS

The table below illustrates, for a range of hypothetical settlement values calculated on the valuation date, in each case assuming that the threshold value is $39.2860:

o  the hypothetical alternative redemption amount per $1,000 note;

o  the percentage change from the principal amount to the hypothetical alternative redemption amount;

o  the hypothetical total amount payable at stated maturity per $1,000 note
   (without interest);

o  the hypothetical total rate of return (without interest);

o  the hypothetical annualized pre-tax rate of return (without interest);

o  the hypothetical total rate of return (including interest); and

o  the hypothetical annualized pre-tax rate of return (including interest).

                                     PERCENTAGE      HYPOTHETICAL
                                   CHANGE FROM THE   TOTAL AMOUNT
                                  PRINCIPAL AMOUNT    PAYMENT AT                                                         HYPOTHETICAL
HYPOTHETICAL     HYPOTHETICAL           TO THE          STATED        HYPOTHETICAL     HYPOTHETICAL      HYPOTHETICAL   ANNUALIZED PRE
 SETTLEMENT      ALTERNATIVE        HYPOTHETICAL      MATURITY PER     TOTAL RATE     ANNUALIZED PRE-   TOTAL RATE OF     TAX RATE OF
LEVEL ON THE     REDEMPTION         ALTERNATIVE       $1,000 NOTE      OF RETURN        TAX RATE OF         RETURN           RETURN
 VALUATION        AMOUNT PER         REDEMPTION        (WITHOUT        (WITHOUT       RETURN (WITHOUT     (INCLUDING      (INCLUDING
   DATE          $1,000 NOTE           AMOUNT          INTEREST)       INTEREST)         INTEREST)         INTEREST)       INTEREST)
--------------------------------------------------------------------------------------------------------------------------------------

   $20.00          $508.92            -49.11%          $1,000.00         0.00%             0.00%             6.32%           2.03%
   $25.00          $636.15            -36.39%          $1,000.00         0.00%             0.00%             6.32%           2.03%
   $30.00          $763.38            -23.66%          $1,000.00         0.00%             0.00%             6.32%           2.03%
   $35.00          $890.61            -10.94%          $1,000.00         0.00%             0.00%             6.32%           2.03%
   $39.2990 (1)  $1,000.00              0.00%          $1,000.00         0.00%             0.00%             6.32%           2.03%
   $45.00        $1,145.07             14.51%          $1,145.07        14.51%             4.54%            20.83%           6.39%
   $50.00        $1,272.30             27.23%          $1,272.30        27.23%             8.21%            33.55%           9.94%
   $55.00        $1,399.53             39.95%          $1,399.53        39.95%            11.64%            46.27%          13.27%
   $60.00        $1,526.76             52.68%          $1,526.76        52.68%            14.87%            58.99%          16.40%

The $39.2860 hypothetical settlement value reflects the assumed threshold value.

----------------------

For purposes of this table, it is assumed that EchoStar Communications
Corporation does not pay cash dividends on its shares of Class A common stock during the term of the notes.

The above figures are for purposes of illustration only. The actual amount received by investors and the resulting total and pre-tax rates of return will depend entirely on the actual settlement value determined by the calculation agent. In particular, the actual settlement value could be lower or higher than those reflected in the table.

The table above only provides hypothetical return information with regard to notes held to maturity. It is not applicable in the case of notes repurchased prior to the stated maturity date.

You should compare the features of the notes to other available investments before deciding to purchase the notes. Due to the uncertainty as to whether the alternative redemption amount, at stated maturity or in connection with a repurchase, will be greater than $1,000 per $1,000 note, the return on investment with respect to the notes may be higher or lower than the return available on other securities issued by Lehman

                                      PS-5

Brothers Holdings or by others and available through Lehman Brothers Inc. You should reach an investment decision only after carefully considering the suitability of the notes in light of your particular circumstances.

           SUPPLEMENTAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

Lehman Brothers Holdings is required to provide the comparable yield to you and, solely for tax purposes, is also required to provide a projected payment schedule that includes the actual interest payments on the notes and estimates the amount and timing of contingent payments on the notes. Lehman Brothers
Holdings has determined that the comparable yield is an annual rate of [    ]%
compounded semi-annually. Based on the comparable yield, the projected payment
schedule per $1,000 note is $[    ] semi-annually and $[    ] due at maturity.
Lehman Brothers Holdings agrees and, by purchasing a note, you agree, for United
States federal income tax purposes, to be bound by Lehman Brothers Holdings'
determination of the comparable yield and projected payment schedule. As a consequence, for United States federal income tax purposes, you must use the comparable yield determined by Lehman Brothers Holdings and the projected payments set forth in the projected payment schedule prepared by Lehman Brothers
Holdings in determining your interest accruals, and the adjustments thereto, in respect of the notes.

Because there is no statutory, judicial, or administrative authority directly addressing the characterization of notes with terms such as the notes for United
States federal income tax purposes, it is possible that the Internal Revenue
Service could assert characterizations other than those described in the accompanying synthetic convertible prospectus supplement that could affect the timing, amount and character of income, gain, loss or deduction. You should consult your own tax advisors concerning the federal income tax consequences of the notes in light of your particular situation. See "United States Federal
Income Tax Consequences" in the accompanying synthetic convertible prospectus supplement.

                                      PS-6

                        SUPPLEMENTAL PLAN OF DISTRIBUTION

Lehman Brothers Holdings has agreed to sell to Lehman Brothers Inc. and Lehman
Brothers Inc. has agreed to purchase, all of the notes at the price indicated on the cover of this preliminary pricing supplement.

Lehman Brothers Holdings has agreed to indemnify Lehman Brothers Inc. against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that Lehman Brothers Inc. may be required to make relating to these liabilities as described in the MTN prospectus supplement and the base prospectus.

Lehman Brothers Inc. will offer the notes initially at a public offering price equal to the issue price set forth on the cover of this preliminary pricing supplement. After the initial public offering, the public offering price may from time to time be varied by Lehman Brothers Inc.

Lehman Brothers Holdings has granted to Lehman Brothers Inc. an option to purchase, at any time within 13 days of the original issuance of the notes, up to $1,150,000 additional aggregate principal amount of notes solely to cover over-allotments. To the extent that the option is exercised, Lehman Brothers
Inc. will be committed, subject to certain conditions, to purchase the additional notes. If this option is exercised in full, the total public offering price, the underwriting discount and proceeds to Lehman Brothers Holdings would be $11,500,000, $28,750 and $11,471,250, respectively.

Lehman Brothers Holdings expects to deliver the notes against payment on or about June 5, 2006, which is the fifth business day following the date of this preliminary pricing supplement.

Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if any purchaser wishes to trade the notes on the date of this preliminary pricing supplement, it will be required, by virtue of the fact that the notes initially will settle on the fifth business day following the date of this preliminary pricing supplement, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.

An affiliate of Lehman Brothers Holdings will enter into a swap transaction in connection with the notes and will receive customary compensation for that transaction.

                                      PS-7

                                   $10,000,000

                          LEHMAN BROTHERS HOLDINGS INC.
                           MEDIUM-TERM NOTES, SERIES H

                         2.070% NOTES DUE JUNE 15, 2009
                            PERFORMANCE LINKED TO THE
           CLASS A COMMON STOCK OF ECHOSTAR COMMUNICATIONS CORPORATION
                                     (DISH)

                             ----------------------

                         PRELIMINARY PRICING SUPPLEMENT
                                  MAY 26, 2006

                        (INCLUDING PROSPECTUS SUPPLEMENT
                               DATED MAY 18, 2005,

                              PROSPECTUS SUPPLEMENT
                             DATED MAY 18, 2005 AND

                                   PROSPECTUS
                               DATED MAY 18, 2005)

                             ----------------------

                                 LEHMAN BROTHERS